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                       May 22, 2020

       Michael Anise
       Chief Financial Officer
       Manufactured Housing Properties Inc.
       136 Main Street
       Pineville, NC 28134

                                                        Re: Manufactured
Housing Properties Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed April 30,
2020
                                                            File No. 024-10997

       Dear Mr. Anise:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction